UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

Molson Coors Brewing Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

60871R 10 0
(CUSIP Number)

Jeffrey Nadler, Esq.
Davies Ward Phillips & Vineberg LLP
900 Third Avenue
New York, NY 10022
(212) 588-5505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60871R 10 0

1.	Names of Reporting Persons.
Pentland Securities (1981) Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	5,044,534

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,524,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,044,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	95.4%*

14.	Type of Reporting Person (See Instructions)	HC

*	Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on July 31, 2019.

CUSIP No. 60871R 10 0

1.	Names of Reporting Persons.
4280661 Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	5,044,534

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,524,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,044,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	95.4%*

14.	Type of Reporting Person (See Instructions)	CO

*	Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on July 31, 2019.

CUSIP No. 60871R 10 0

1.	Names of Reporting Persons.
Lincolnshire Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	5,044,534

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,524,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,044,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	95.4%*

14.	Type of Reporting Person (See Instructions)	HC

*	Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on July 31, 2019.

CUSIP No. 60871R 10 0

1.	Names of Reporting Persons.
Nooya Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	5,044,534

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,524,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,044,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	95.4%*

14.	Type of Reporting Person (See Instructions)	CO

*	Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on July 31, 2019.

CUSIP No. 60871R 10 0

1.	Names of Reporting Persons.
Eric Herbert Molson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	5,044,534

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,524,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,044,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	95.4%*

14.	Type of Reporting Person (See Instructions)	IN

*	Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on July 31, 2019.

CUSIP No. 60871R 10 0

1.	Names of Reporting Persons.
Stephen Thomas Molson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	Canada

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	5,044,534

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	2,524,534

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,044,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	95.4%*

14.	Type of Reporting Person (See Instructions)	IN

*	Using number in Item 11 divided by the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by Molson Coors Brewing Company on July 31, 2019.

Introduction

This Amendment No. 12 to Schedule 13D amends and restates:

(a)	The Schedule 13D filed jointly on February 22, 2005 by (i) Pentland Securities (1981) Inc. (“Pentland”); (ii) 4280661 Canada Inc. (“4280661”), (iii) Lincolnshire Holdings Limited (“Lincolnshire”), (iv) Nooya Investments Limited (“Nooya”), (v) BAX Investments Limited (“BAX”), (vi) DJS Holdings Ltd. (“DJS”), (vii) Trust u/w/o Thomas Henry Pentland Molson (the “Molson Trust”), (viii) Eric Herbert Molson (“Eric Molson”), and (ix) Stephen Thomas Molson (“Stephen Molson”, and collectively with Pentland, 4280661, Lincolnshire, Nooya and Eric Molson, the “Reporting Persons”);

(b)	Amendment No. 1 to the Schedule 13D filed on January 3, 2006;

(c)	Amendment No. 2 to the Schedule 13D filed on July 21, 2009;

(d)	Amendment No. 3 to the Schedule 13D filed on September 15, 2009;

(e)	Amendment No. 4 to the Schedule 13D filed on December 8, 2009;

(f)	Amendment No. 5 to the Schedule 13D filed on May 25, 2010;

(g)	Amendment No. 6 to the Schedule 13D filed on August 13, 2013;

(h)	Amendment No. 7 to the Schedule 13D filed on December 12, 2013;

(i)	Amendment No. 8 to the Schedule 13D filed on December 11, 2014;

(j)	Amendment No. 9 to the Schedule 13D filed on September 8, 2015;

(k)	Amendment No. 10 to the Schedule 13D filed on September 13, 2017; and

(l)	Amendment No. 11 to the Schedule 13D filed on March 14, 2018.

This Amendment No. 12 amends and restates the original Schedule 13D filed on February 22, 2005, as amended through the date hereof. This Amendment No. 12 also provides updated disclosure of pledges made by certain Reporting Persons of Class B exchangeable shares (“Class B Exchangeable Shares”) of Molson Coors Canada Inc. (“Exchangeco”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Molson Coors Brewing Company (“Molson Coors” or the “Company”), a Delaware corporation formerly named Adolph Coors Company (“Coors”). The principal executive offices of the Company are located at 311 10th Street, Golden, Colorado 80401.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of: Pentland, 4820661, Lincolnshire, Nooya, Eric Molson and Stephen Molson.

As disclosed in Amendment No. 1 to the Schedule 13D filed on January 3, 2006, effective January 1, 2006, BAX, DJS and the Molson Trust ceased to be subject to reporting obligations under Section 13(d) of the Exchange Act and Rule 13d-1 thereunder with respect to the Class A Common Stock.

A.	Entities

Pentland is a corporation incorporated under the federal laws of Canada. Pentland was organized by Eric Molson and Stephen Molson to hold various investments, including common stock of the Company. The principal business address of Pentland is 335 8th Avenue S.W., 3rd Floor, Calgary, Alberta, Canada, T2P 1C9. Pentland is owned by Lincolnshire and Nooya.

4280661 is a corporation incorporated under the federal laws of Canada. 4280661 was organized by Pentland to hold various investments, including common stock of the Company. The principal business address of 4280661 is 335 8th Avenue S.W., Suite 2300, Calgary, Alberta, Canada, T2P 1C9. 4280661 is a wholly-owned subsidiary of Pentland.

Lincolnshire is a corporation incorporated under the federal laws of Canada. Lincolnshire was organized by Eric Molson to hold various investments, including his interest in Pentland. The principal business address of Lincolnshire is 335 8th Avenue S.W., Suite 2300, Calgary, Alberta, Canada, T2P 1C9. Lincolnshire is owned by Eric Molson.

Nooya is a corporation incorporated under the federal laws of Canada. Nooya was organized by Stephen Molson to hold various investments, including his interest in Pentland. The principal business address of Nooya is 335 8th Avenue S.W., Suite 2300, Calgary, Alberta, Canada, T2P 1C9. Nooya is owned by Stephen Molson.

B.	Natural Persons

Eric Molson, an individual, is formerly the Chairman of the board of directors of the Company (the “Board”), and has served as a Director Emeritus of the Company since May 2009. Eric Molson may provide consulting and advisory services to the Board as requested and may be invited to attend meetings of the Board on a non-voting basis. Eric Molson’s principal business address is c/o Molson Coors Brewing Company, 1555 Notre-Dame Street East, 4th Floor, Montréal, Québec, Canada H2L 2R5. The principal business address of Molson Coors Brewing Company is 1555 Notre-Dame Street East, 4th Floor, Montréal, Québec, Canada H2L 2R5.

Stephen Molson, an individual, is the Vice-President of The Molson Foundation, a charitable foundation (the “Foundation”). Stephen Molson’s principal business address is c/o The Molson Foundation, 1555 Notre-Dame Street East, Montreal, Québec, Canada H2L 2R5. The principal business address of the Foundation is 1555 Notre-Dame Street East, Montréal, Québec, Canada H2L 2R5.

All of the above named Reporting Persons are citizens of, organized or incorporated under the federal laws of Canada.

The name, title, citizenship, residence or business address, principal occupation or employment and the principal business and address of the employer for each director and executive officer of the Reporting Persons who are not individuals are listed in Exhibit 99.1 hereto and are incorporated by reference into this Item 2. Each of Andrew T. Molson and Geoffrey E. Molson disclaims beneficial ownership of all shares of Class A Common Stock covered by this Schedule 13D.

None of the above named Reporting Persons, nor any of the persons listed in Exhibit 99.1, has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

By agreement dated July 22, 2005 (which was later amended), Coors, Coors Canada Inc., a Canadian corporation and an indirect subsidiary of the Company that is now known as Molson Coors Canada Inc. and Molson Inc. (“Molson”), a merger-of-equals transaction was consummated on February 9, 2005, between Coors and Molson, referred to as the “merger”, resulting in, among other things, (i) the combination of the operations of Coors and Molson, (ii) the Molson shareholders acquiring, directly or indirectly through Exchangeco, economic and voting rights in the Company, and (iii) the Coors stockholders remaining stockholders of the combined Company. As a result of the merger, Coors was renamed Molson Coors Brewing Company.

None of the shares of Class A Common Stock were registered pursuant to Section 12 of the 1934 Act prior to the merger and as a result, were not subject to the reporting requirements under Section 13(d) of the 1934 Act. On or about February 9, 2005, the Class A Common Stock became listed for trading on the New York Stock Exchange.

In connection with the merger, the Adolph Coors, Jr. Trust dated September 12, 1969, the former controlling shareholder of the Company (the “Coors Family Trust”), Pentland, the former controlling shareholder of Molson, and 4280661, entered into a Voting Agreement regarding the voting of their respective shares of Class A Common Stock and Class A Exchangeable Shares (as defined below) (the “Voting Agreement”). Further, the Coors Family Trust, Pentland and Wilmington Trust Company, as trustee (the “U.S. Trustee”), entered into the Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005 (“U.S. Voting Trust Agreement”), regarding the Class A Common Stock deposited into the resulting trust by the Coors Family Trust, and Pentland, the Coors Family Trust, Pentland, 4280661 and The Royal Trust Company, as trustee (the “Canadian Trustee”), entered into the Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005 (the “Canadian Voting Trust Agreement”) regarding the Class A exchangeable shares of Exchangeco (the “Class A Exchangeable Shares”) deposited into the resulting trust by Pentland and 4280661 (the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement are referred to collectively as the “Voting Trust Agreements”). The Voting Trust Agreements have substantially identical terms relating to, among other matters, voting on nominees for election to the Board, voting on proposals presented to the Company’s stockholders, and transfers of the stock held in the resulting trusts.

In addition, the Coors Family Trust, Pentland, 4280661, Lincolnshire, Nooya, BAX and DJS and certain other Molson family entities entered into a Registration Rights Agreement, dated as of February 9, 2005 (the “Registration Rights Agreement”), providing those stockholders with the right to have registered for public sale their Class B Common Stock of the Company (“Class B Common Stock”), including such stock received as a result of the conversion, directly or indirectly, of their Class A Common Stock, and their Class A Exchangeable Shares or Class B Exchangeable Shares, and to participate in registered offerings by the Company under certain circumstances.

This Schedule 13D describes the Voting Agreement, the Voting Trust Agreements and the Registration Rights Agreement in Item 6.

The Voting Agreement, each of the Voting Trust Agreements and the Registration Rights Agreement (collectively, the “Agreements”) are incorporated by reference hereto as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated into this Item 3 by reference. Any summary of these documents and agreements and the transactions described in this Schedule 13D is qualified in its entirety by the complete text of the Agreements.

Item 4.	Purpose of Transaction.

Pentland (and for purposes of this Item 4, Pentland with 4280661, as applicable) entered into the Voting Agreements for the purpose of uniting the voting power of the beneficiaries of the resulting trusts, including Pentland, in order to secure, so far as is practicable, continuity, consistency and efficiency in the governance of the Company. Pentland will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Company, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, and subject to the limitations set forth in the Voting Trust Agreements, Pentland may participate in interviews or hold discussions with the Coors Family Trust or other third parties or with management of the Company in which Pentland may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

Further, subject to the Voting Trust Agreements’ conditions, and further subject to and depending upon the availability of prices deemed favorable by Pentland, Pentland may choose to purchase additional shares of Class A Common Stock or Class A Exchangeable Shares from time to time in the open market, in privately negotiated transactions with third parties or otherwise. In addition, depending upon prevailing conditions or other factors, and subject to the Voting Trust Agreements’ conditions, Pentland may determine to dispose of shares of Class B Common Stock that would result from the exchange of Class A Exchangeable Shares and subsequent conversion of Class A Common Stock in accordance with the obligation to so convert in the Voting Trust Agreements in the open market, in privately negotiated transactions with third parties, or otherwise.

Additionally, each of the other Reporting Persons may choose to purchase additional securities of the Company from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions or other factors, each Reporting Person may determine to dispose of shares of Class A Common Stock that would result from the exchange of Class A Exchangeable Shares or, if subject to the Canadian Voting Trust Agreements, the shares of Class B Common Stock issuable upon conversion of the Class A Common Stock, in the open market, in privately negotiated transactions with third parties, or otherwise.

The disclosures set forth in Item 6 are incorporated by reference herein.

Except as described herein, neither the Reporting Persons, nor any of the persons listed on Exhibit 99.1 hereto, have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

(a),(b)  The Reporting Persons have acquired the following shares of Class A Common Stock and Class A Exchangeable Shares as a result of the merger between Molson and Coors in which they exchanged their shares of Molson for those of Molson Coors:

		No. of Class A Exchangeable Shares*	No. of Shares of Class A Common Stock*

a.	Pentland	1,857,224	252

b.	4280661	667,058	––

c.	Lincolnshire	––	––

d.	Nooya	––	––

h.	Eric Molson	––	––

i.	Stephen Molson	––	––

*	Adjusted to reflect a 2-for-1 stock split in the Class A Common Stock and the Class A Exchangeable Shares effected in October 2007.

The Class A Exchangeable Shares were issued by Exchangeco in the merger. All holders of Class A Exchangeable Shares may exchange those shares at any time on a one-for-one basis for shares of Class A Common Stock. The disclosure in this Item 5 assumes the conversion into Class A Common Stock of all of the outstanding Class A Exchangeable Shares. All ownership percentages set forth below were calculated based on the number of shares of Class A Common Stock and Class A Exchangeable Shares outstanding as of July 25, 2019, as reported in the Quarterly Report on Form 10-Q filed by the Company on July 31, 2019. Further, unless otherwise specified, the beneficial ownership of each Reporting Person includes the sole or shared power to vote or direct the vote, and the sole or shared power to dispose or direct the disposition of, the shares of Class A Common Stock. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.

4280661 is the record owner of and has shared beneficial ownership of 667,058 shares of Class A Common Stock and, by reason of the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement (as defined below), may be deemed to share beneficial ownership of 1,857,476 shares of Class A Common Stock beneficially owned by Pentland and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock beneficially owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 95.4% of the outstanding shares of Class A Common Stock.

Pentland is the record owner of and has shared beneficial ownership of 1,857,476 shares of Class A Common Stock and, by reason of its ownership of 4280661, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of 667,058 shares of Class A Common Stock beneficially owned by 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock beneficially owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 95.4% of the outstanding shares of Class A Common Stock.

Lincolnshire, as a result of its ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of a total of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or to direct the vote of 2,520,000 shares of Class A Common Stock beneficially owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 95.4% of the outstanding shares of Class A Common Stock.

Nooya, as a result of its ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of a total of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares of Class A Common Stock beneficially owned by the Coors Family Trust, for total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 95.4% of the outstanding shares of Class A Common Stock.

Eric Molson, as a result of his ownership of all of the voting securities of Lincolnshire, Lincolnshire’s ownership of 64% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of a total of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares beneficially owned by the Coors Family Trust, for a total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 95.4% of the outstanding shares of Class A Common Stock.

Stephen Molson, as a result of his ownership of all of the voting securities of Nooya, Nooya’s ownership of 36% of the voting securities of Pentland, the Voting Agreement and the Voting Trust Agreements, and the Pentland Shareholders Agreement, may be deemed to share beneficial ownership of a total of 2,524,534 shares of Class A Common Stock beneficially owned by Pentland and 4280661, and to share the power to vote or direct the vote of 2,520,000 shares owned by the Coors Family Trust for a total beneficial ownership of 5,044,534 shares of Class A Common Stock, equal to 95.4% of the shares of Class A Common Stock outstanding.

The ownership by the Reporting Persons of Class A Common Stock does not include 50,400 shares of Class A Common Stock owned by the Foundation. Eric Molson and Stephen Molson comprise two of the six directors of the Foundation and two of the nine members of the Foundation. The board of directors of the Foundation is charged with the administration of the affairs of the Foundation, and any act of the board of directors or the members requires a majority vote or consent. Each of Eric Molson and Stephen Molson disclaims beneficial ownership of the shares of Class A Common Stock owned by the Foundation.

(c)         None of the Reporting Persons or any of the persons listed on Exhibit 99.1 have engaged in any transactions with respect to the Class A Common Stock within the past 60 days.

(d)         Not applicable.

(e)         Not Applicable.

The interests in the securities of the Company of the persons listed in Exhibit 99.1 hereto are set forth in such Exhibit and are incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The following is a summary of the agreements with respect to the securities of the Company to which one or more of the Reporting Persons is a party. The following summaries are qualified in their entirety by the complete text of such agreements.

Voting Agreement and Voting Trust Agreements*

The Coors Family Trust, Pentland and 4280661 entered into a Voting Agreement made on February 2, 2005, with respect to the Class A Common Stock owned by the Coors Family Trust and the Class A Exchangeable Shares and Class A Common Stock owned by Pentland and 4280661 following the completion of the merger between Coors and Molson. Under the Voting Agreement, the parties agreed that the Class A Common Stock and the Class A Exchangeable Shares are to be voted in accordance with the voting provisions of the Voting Trust Agreements.

The Coors Family Trust, Pentland, 4280661 and the Canadian Trustee have entered into the Canadian Voting Trust Agreement with respect to the Class A Exchangeable Shares owned by Pentland and 4280661 following the completion of the merger. The Coors Family Trust, Pentland and the U.S. Trustee have entered into the U.S. Voting Trust Agreement with respect to the Class A Common Stock owned by the Coors Family Trust and Pentland following the completion of the merger. The Voting Trust Agreements provide that other members of the Molson family group or Coors family group, each as defined in the Voting Trust Agreements, may become parties to these agreements from time to time. Each of the Voting Trust Agreements contains substantially identical terms.

The Coors Family Trust, Pentland and 4280661 have entered into the Voting Trust Agreements in order to secure their respective obligations to vote the Class A Common Stock owned by the Coors Family Trust and Pentland and the Class A Exchangeable Shares owned by Pentland and 4280661 in the manner agreed upon in the Voting Agreement and more generally to combine their voting power over the Class A Common Stock and the Class A Exchangeable Shares owned by them. The Coors Family Trust has deposited into these trust arrangements all of its shares of Class A Common Stock, or approximately 47.39% of the combined voting power of the Class A Common Stock and the Class A Exchangeable Shares. Pentland has deposited into these trust arrangements all of its Class A Exchangeable Shares and all of its shares of Class A Common Stock, or approximately 34.93% of the combined voting power of the Class A Common Stock and the Class A Exchangeable Shares. 4280661 has deposited into the trust arrangements all of its Class A Exchangeable Shares, or approximately 12.54% of the combined voting power of the Class A Common Stock and the Class A Exchangeable Shares. These securities, together with any other securities deposited into these trusts, are voted as a block by the U.S. Trustee and the Canadian Trustee, respectively, as follows:

•	All securities subject to the Voting Trust Agreements are voted at any Company stockholder meeting in favor of director nominees that have been nominated by the nominating committee of the Board or the Class A-M or Class A-C nominating subcommittees (as such committees exist under the Company’s Restated Certificate of Incorporation) of the Board, and against any other director nominees;

*

The number of shares described in this part is the number of shares as of the date of the completion of the merger. This number does not take into consideration any share splits that took place after such date.

•	If the representative of the Molson family beneficiaries or the representative of the Coors family beneficiaries under the Voting Trust Agreements so instructs the trustees, the trustees vote at any Company stockholder meeting all securities subject to the Voting Trust Agreements in favor of the removal of a director nominated or appointed by the Class A-M nominating subcommittee of the Board or the Class A-C nominating subcommittee of the Board, respectively, from the Board; the trustees otherwise vote at any Company stockholder meeting all the shares against a removal of those directors;

•	Unless the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements instruct the trustees to vote otherwise, all securities subject to the Voting Trust Agreements are voted at any Company stockholder meeting in accordance with the recommendation of the Board with respect to any other proposal at any Company stockholder meeting to remove a director from the Board;

•	With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the Class A Exchangeable Shares, all securities subject to the Voting Trust Agreements are voted at any Company stockholder meeting against the approval of any matter unless the trustees receive instructions from the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements to vote in favor of the approval of the matter; and

•	If the holders of Class A Exchangeable Shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to the Company) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares of Exchangeco or modify or terminate a voting and exchange trust agreement between the Company and Exchangeco, then the Class A Exchangeable Shares are voted against any proposal if the representative of the Molson family beneficiaries under the Voting Trust Agreements has instructed the trustees to vote against the proposal (even if the representative has otherwise forfeited the right to provide instructions to the trustees as described below).

The Coors Family Trust is the representative to act on behalf of the beneficiaries of the Coors family group and Pentland is the representative to act on behalf of the beneficiaries of the Molson family group under the Voting Trust Agreements. The representative of the Molson family beneficiaries under the Voting Trust Agreements will forfeit the right to provide instructions to the trustees with respect to any of the above matters (other than as indicated above) if Pentland and any other Molson family shareholders who cease to beneficially own, in the aggregate, a number of shares of the Company’s common stock and Exchangeco’s exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction after the merger) equal to at least 1,689,776 shares of the Company’s common stock and Exchangeco’s exchangeable shares outstanding on the date of the completion of the merger, of which at least 825,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. Similarly, the representative of the Coors family beneficiaries under the Voting Trust Agreements will forfeit the right to provide instructions to the trustees with respect to the above matters (other than as indicated above) if the Coors Family Trust and any other Coors family stockholders who cease to beneficially own, in the aggregate, a number of shares of the Company’s common stock and Exchangeco’s exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction after the merger) equal to at least 2,534,664 shares of the Company’s common stock and Exchangeco’s exchangeable shares outstanding on the date of the completion of the merger, of which at least 825,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. In the event of a forfeiture by either family of the above rights, the trustees under the Voting Trust Agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the Voting Trust Agreements will terminate.

The Voting Trust Agreements also contain restrictions on the transfer of the securities subject to the Voting Trust Agreements. A Molson family beneficiary or Coors family beneficiary under the Voting Trust Agreements may transfer its interest in securities subject to the Voting Trust Agreements to any other beneficiary under the relevant Voting Trust Agreements or to members of its family group, so long as the transferee is or becomes a party to the Voting Trust Agreements with respect to the transferred securities. Securities subject to the Voting Trust Agreements must be converted into shares of Class B Common Stock (or Class B Exchangeable Shares, as applicable) before they can be transferred to any persons that are not beneficiaries under the Voting Trust Agreements or who are not members of the Molson or Coors family groups. Any shares so converted will no longer be subject to the Voting Trust Agreements.

The Voting Trust Agreements prohibit any Molson family beneficiary from transferring its interest in shares subject to the Voting Trust Agreements to a third party (or converting these shares into shares of Class B Common Stock or Class B Exchangeable Shares) if the remaining shares subject to those agreements would constitute less than 50.1% of the combined voting power of the outstanding shares of the Class A Common Stock and Class A Exchangeable Shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the Voting Trust Agreements, is less than 1,260,000 (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions after the merger).

Each of Pentland and any other Molson family beneficiary, and the Coors Family Trust and any other Coors family beneficiary who becomes a party to the Voting Trust Agreements is also prohibited from transferring its interest in securities subject to the Voting Trust Agreements if, as a result of the transfer, the right of holders of shares of Class B Common Stock or the right of holders of Class B Exchangeable Shares to convert into shares of Class A Common Stock or Class A Exchangeable Shares, respectively, in limited circumstances relating to specified offers which are not made to holders of the Class B Common Stock or Class B Exchangeable Shares would be triggered. The trustees under the Voting Trust Agreements are authorized, unless both family group beneficiaries give instructions to the contrary, in the event of such specified offers, to deliver a notice providing the Company with adequate assurances that the family group beneficiaries will not participate in the specified offers.

Pentland Shareholders Agreement

Lincolnshire, Nooya, Pentland, 4280661, Eric Molson and Stephen Molson are parties to an Amended and Restated Shareholders Agreement, dated as of February 9, 2005, as amended as of September 1, 2009, and as of November 17, 2009, with respect to the securities held by, and corporate governance of, Pentland (the “Pentland Shareholders Agreement”). The Pentland Shareholders Agreement contains restrictions on the sale or other disposition by Pentland of the Class A Common Stock and Class B Common Stock and Class A Exchangeable Shares and Class B Exchangeable Shares owned or to be owned directly or indirectly by Pentland (collectively the “Relevant Shares”) without the written approval of Lincolnshire and Nooya, subject to exceptions for estate planning and payment of taxes arising on death. Eric Molson may cause Pentland to accept a third party offer for the sale or other disposition of all (but not part of) the Relevant Shares, or may cause the sale to a third party of all shares of Pentland owned by Lincolnshire and Nooya. Additionally, the President of Pentland (currently Andrew T. Molson) may cause the sale by Pentland or any subsidiary thereof (including 4280661) for cash of Class B Exchangeable Shares or Class B Common Stock under certain conditions.

Registration Rights Agreement

The Adolph Coors Family Trust, Pentland, 4280661, Nooya, Lincolnshire, BAX, DJS and certain other Molson family entities are parties to a Registration Rights Agreement that became effective upon the completion of the merger.

The Registration Rights Agreement provides that the Coors Family Trust, Pentland and the other parties to the agreement, as well as certain related parties, referred to as the eligible stockholders, that propose to sell Registrable Securities (as defined below) may request that the Company effect the registration on Form S-3 or other available form under the Securities Act and, if applicable, a Canadian prospectus under the Canadian securities laws and the multi-jurisdictional disclosure system. Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of Registrable Securities and, thereafter, to use its reasonable best efforts to effect such a registration of all Registrable Securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Company may choose to register such stock pursuant to a U.S. and Canadian shelf registration statement. Each beneficiary representative under the Voting Trust Agreements and each Other Molson Stockholder is eligible to request no more than five registrations. The Company will not be required to effect such registration if such requests relate to a sale of less than $25,000,000 of Registrable Securities.

“Registrable Securities” means Class B Common Stock, including any shares of Class B Common Stock issued or issuable upon conversion of Class A Common Stock, Class B Exchangeable Shares, or Class A Exchangeable Shares, held by eligible stockholders.

If an eligible stockholder requests registration of any of its Registrable Securities, the Company is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 90 days after receipt of the request.

The Company will pay all of its expenses and the expenses of the eligible stockholders, other than underwriting discounts and selling commissions of the seller, in connection with the successfully effected registrations requested.

The eligible stockholders may request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The eligible stockholders may also select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval by the Company, which approval will not be unreasonably withheld.

The Registration Rights Agreement also provides that, with certain exceptions, the eligible stockholders will have certain incidental registration rights if the Company at any time proposes to register any of its equity securities if the registration form to be used may be used for the registration of securities otherwise registrable under the Registration Rights Agreement.

In addition to the provisions set forth above, the Registration Rights Agreement contains other terms and conditions including those customary to agreements of this kind, including indemnification provisions.

The Registration Rights Agreement will terminate as to an eligible stockholder on the earliest of the date on which the sale of the securities of such eligible stockholder subject to the agreement does not require registration under U.S. Securities laws or is not subject to limitations under Rule 144 of the Securities Act, would not be a distribution under Canadian securities law, or the date upon which there are no holders of Registrable Securities that have not been sold to the public.

Pentland Loan Facilities

As disclosed in Item 6 of (prior) Amendment No. 6 to the Schedule 13D, in August 2013 Pentland obtained a non-revolving term loan in the aggregate principal amount of Cdn$25 million from the National Bank of Canada (the “Bank” and the “Cdn Term Facility”, respectively) pursuant to a loan agreement dated July 31, 2013 (as amended, restated or otherwise modified from time to time through the date hereof, the “Pentland Loan Agreement”). The principal amount of the Cdn Term Facility, which until recently was due to mature in August 2018, is currently due to mature and be repaid in full on August 26, 2021, unless it is renewed by the Bank. If the Cdn Term Facility is renewed prior to maturity, the principal amount of the Cdn Term Facility will be repaid in five equal and consecutive annual installments of Cdn$5 million each, in which case the first annual installment payment will be due on August 26, 2021. Interest on the Cdn Term Facility is payable monthly in arrears.

As disclosed in Item 6 of (prior) Amendment No. 10 to the Schedule 13D, in addition to the Cdn Term Facility, in September 2017 the Bank agreed to provide Pentland with a US dollar non-revolving term loan facility in the principal amount of US$20,057,100 (the “U.S. Term Facility” and collectively with the Cdn Term Facility, the “Pentland Term Facilities”). The U.S. Term Facility is due to mature and must be repaid in full on September 15, 2022, the fifth anniversary date of its disbursement, unless renewed by the Bank for additional periods not to exceed five years.

An additional amount of up to Cdn$3.5 million of credit is available to Pentland from time to time under the Pentland Loan Agreement for hedging transactions and other arrangements with the Bank or its affiliates in order to protect it against fluctuations in interest rates or other risks (the “Treasury Line” and collectively with the Pentland Term Facilities, the “Pentland Loan Facilities”). The Treasury Line matures concurrently with the maturity of the Pentland Term Facilities.

Pentland is required to use reasonable efforts to provide and maintain collateral with the Bank in an amount at least equal to 110% of the outstanding principal amount of the advances made under the Pentland Loan Facilities. Additionally, if the collateral is in an amount that is less than 105% of the outstanding principal amount of the advances made under the Pentland Loan Facilities, the Bank has the right to send a notice to Pentland demanding that, within five days, Pentland eliminate the shortfall below 105% by either pledging additional shares as collateral or repaying a portion of the Pentland Loan Facilities, such that (after taking into account such additional pledge or repayment) the pledged collateral will be equal to at least 105% of the outstanding principal amount of the advances made under the Pentland Loan Facilities. If Pentland fails to eliminate the shortfall below 105%, the Bank may exercise its rights with respect to the pledged collateral under the security agreement related to the Pentland Loan Facilities. As of the date hereof, an aggregate of 915,000 Class B Exchangeable Shares are pledged by Pentland to the Bank as security for the Pentland Loan Facilities.

The loan agreement governing the Pentland Loan Facilities contains cross-default provisions with the Lincolnshire Credit Facilities and 419 Credit Facilities (each as defined below).

Lincolnshire and 4198832 Credit Facilities

Lincolnshire Credit Facilities

As disclosed in Item 6 of (prior) Amendment No. 9 to the Schedule 13D, in September 2015 the Bank provided Lincolnshire with a term loan of Cdn$17.5 million and a treasury line of up to Cdn$755 thousand (the “Lincolnshire Credit Facilities”). The proceeds of the Lincolnshire Credit Facilities were used by 4198832 Canada Inc., a wholly owned subsidiary of Lincolnshire (“4198832”), to repay in full a then outstanding zero coupon loan in the original principal amount of US$12,711,000 that was obtained on or about September 1, 2009, by 4198832 from a lender as part of a monetization transaction entered into with an affiliate of such lender on August 26, 2009. The Lincolnshire Credit Facilities will mature and must be repaid in full on September 10, 2020, the fifth anniversary date of its disbursement, unless renewed by the Bank for additional periods not to exceed five years for borrowings is in Canadian dollars, or three years if borrowings are in US dollars.

4198832 guaranteed the performance of Lincolnshire’s obligations under the Lincolnshire Credit Facilities, and all of the Class B Exchangeable Shares pledged by 4198832 to the Bank for such guaranty were also pledged by 4198832 as security for the 419 Credit Facilities (as defined below). In addition, as of the date hereof, 71,280 Class B Exchangeable Shares are pledged by Lincolnshire to the Bank as security for both the Lincolnshire Credit Facilities and for its guaranty of 4198832’s obligations under the 419 Credit Facilities (as defined below). The credit facilities made available by the Bank to each of Lincolnshire and 4198832 are cross collateralized.

4198832 Credit Facilities

As disclosed in Item 6 of (prior) Amendment No. 11 to the Schedule 13D, in March 2018 the Bank agreed to provide 4198832 with a term loan in the principal amount of up to approximately US$28 million, of which approximately US$27.1 million was borrowed by 4198832, and a treasury line of up to Cdn$3.2 million (collectively, the “419 Credit Facilities”). The 419 Credit Facilities will mature and must be repaid in full on March 16, 2023, the fifth anniversary date of the disbursement of the term loan, unless renewed by the Bank for additional periods not to exceed five years.

Lincolnshire guaranteed the performance of 4198832’s obligations under the 419 Credit Facilities and such guaranty is secured by all the Class B Exchangeable Shares pledged by Lincolnshire to the Bank as security for the Lincolnshire Credit Facilities described above. In addition, as of the date hereof, 883,234 Class B Exchangeable Shares are pledged by 4198832 to the Bank as security for both the 419 Credit Facilities and for its guaranty of Lincolnshire’s obligations under the Lincolnshire Credit Facilities.

Under the terms of the Lincolnshire Credit Facilities and the 419 Credit Facilities, all of which are cross collateralized, Lincolnshire and 4198832 are collectively required to use reasonable efforts to provide and maintain collateral with the Bank in an amount at least equal to 110% of the outstanding principal amount of the aggregate advances made under both such credit facilities. Additionally, if the aggregate collateral under both such credit facilities is in an amount that is less than 105% of the outstanding principal amount of the advances made under such credit facilities, the Bank has the right to send a notice to Lincolnshire and/or 4198832 demanding that, within five days, one or both of Lincolnshire and 4198832 eliminate the shortfall below 105% by either pledging additional shares as collateral or repaying a portion of such credit facilities, such that (after taking into account such additional pledge or repayment) the collateral pledged by Lincolnshire and 4198832 will be equal to at least 105% of the outstanding principal amount of the aggregate advances made under both such credit facilities. If Lincolnshire and 4198832 fail to eliminate the shortfall below 105%, the Bank may exercise its rights with respect to the pledged collateral under the security agreements related to such credit facilities. As of the date hereof, an aggregate of 954,514 Class B Exchangeable Shares are pledged by Lincolnshire and 4198832 to the Bank as security under the Lincolnshire Credit Facilities and the 419 Credit Facilities.

Each of the Lincolnshire Credit Facilities and the 419 Credit Facilities contain cross-default provisions with the Pentland Loan Facilities.

Notice Agreement

On September 10, 2019, Pentland, 4198832 and Lincolnshire entered into an Agreement to Provide Notice with the Company (the “Notice Agreement”). Pursuant to the Notice Agreement, Pentland, 4198832 and Lincolnshire must provide a written notice to the Company as soon as practicable after any of Pentland, 4198832 and Lincolnshire is notified or becomes aware that the Bank has taken any active steps to enforce any of its security and realize on the pledged shares under any of the security agreements related to the Lincolnshire Credit Facilities, the 419 Credit Facilities or the Pentland Loan Facilities.

Except for the agreements described in the response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person or any person listed on Exhibit 99.1 hereto and any other person with respect to any of the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Directors and Executive Officers of Filing Persons.

99.2	Voting Agreement dated as of February 9, 2005, among Pentland Securities (1981) Inc., 4280661 Canada, Inc. and Adolph Coors Jr. Trust dated September 12, 1969 (incorporated by reference from Exhibit 99.2 to the Schedule 13D filed on February 22, 2005).

99.3	Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, as trustee, Pentland Securities (1981) Inc. and the Adolph Coors, Jr. Trust dated September 12, 1969 (incorporated by reference from Exhibit 99.3 to the Schedule 13D filed on February 22, 2005).

99.4	Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among The Royal Trust Company, as trustee, Pentland Securities (1981) Inc., 4280661 Canada Inc. and the Adolph Coors, Jr. Trust dated September 12, 1969 (incorporated by reference from Exhibit 99.4 to the Schedule 13D filed on February 22, 2005).

99.5	Registration Rights Agreement dated as of February 9, 2005, among the Adolph Coors Company (to be known as Molson Coors Brewing Company), by and among Pentland Securities (1981) Inc., Adolph Coors, Jr. Trust dated September 12, 1969 and the other parties thereto (incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Securities and Exchange Commission on February 15, 2005).

99.6	Amended and Restated Shareholders Agreement dated as of February 9, 2005 (incorporated by reference from Exhibit 99.6 to the Schedule 13D filed on February 22, 2005).

99.7	Amending Agreement, dated September 1, 2009, to Amended and Restated Shareholders Agreement dated as of February 9, 2005 (incorporated by reference from Exhibit 99.8 to Amendment No. 3 to the Schedule 13D filed on September 15, 2009).

99.8	Second Amendment to Amended and Restated Shareholders Agreement made as of the 17th day of November, 2009 (incorporated by reference from Exhibit 99.9 to Amendment No. 6 to the Schedule 13D filed on August 13, 2013).

Exhibit No.	Description

99.9	Joint Filing Agreement (incorporated by reference from Exhibit 99.7 to the Schedule 13D filed on February 22, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

PENTLAND SECURITIES (1981) INC.

By:	/s/ Andrew Thomas Molson
Signature
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

4280661 CANADA INC.

By:	/s/ Andrew Thomas Molson
Signature
Name: Andrew Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

LINCOLNSHIRE HOLDINGS LIMITED

By:	/s/ Eric Herbert Molson
Signature
Name: Eric Herbert Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

NOOYA INVESTMENTS LIMITED

By:	/s/ Stephen Thomas Molson
Signature
Name: Stephen Thomas Molson
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

/s/ Eric Herbert Molson
Eric Herbert Molson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

/s/ Stephen Thomas Molson
Stephen Thomas Molson

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